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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 18)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                              NCS HEALTHCARE, INC.
                            (Name of Subject Company)

                              NCS HEALTHCARE, INC.
                        (Name of Person Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    62887410
                     (CUSIP Number of Class A Common Stock)

                 CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                     (CUSIP Number of Class B Common Stock)

                               ------------------

                             MARY BETH LEVINE, ESQ.
                   SENIOR VICE PRESIDENT AND CORPORATE COUNSEL
                              NCS HEALTHCARE, INC.
                       3201 ENTERPRISE PARKWAY, SUITE 220
                              BEACHWOOD, OHIO 44122
                                 (216) 514-3350

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

                               ------------------

                                 WITH COPIES TO:

         H. JEFFREY SCHWARTZ, ESQ.                   ROBERT B. PINCUS, ESQ.
          MEGAN LUM MEHALKO, ESQ.           SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
BENESCH, FRIEDLANDER, COPLAN & ARONOFF LLP              ONE RODNEY SQUARE
     2300 BP TOWER, 200 PUBLIC SQUARE              WILMINGTON, DELAWARE 19801
           CLEVELAND, OHIO 44114                         (302) 651-3000
              (216) 363-4500

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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         This Amendment No. 18 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by NCS HealthCare, Inc. (the "Company" or "NCS") on August 20, 2002 and amended on August 21, 2002, August 22, 2002, September 12, 2002, September 30, 2002,
October 8, 2002, October 22, 2002, October 29, 2002, October 30, 2002, November 25, 2002, December 2, 2002, December 5, 2002, December 9, 2002, December 11, 2002, December 12, 2002, December 16, 2002, December 18, 2002 and December 23, 2002 relating to the tender offer by NCS Acquisition Corp. (the "Offeror"), a Delaware corporation and a wholly owned subsidiary of Omnicare, Inc., a Delaware corporation ("Omnicare"), for all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of NCS and Class B Common Stock, par value $0.01 per share, of NCS, at a price of $5.50 per share, net to the seller in cash (the "Offer"). Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and Amendments No. 1 through 17 thereto remains unchanged.

ITEM 8. ADDITIONAL INFORMATION

(a)      Legal Matters

         Item 8(a) of the Schedule 14D-9 is hereby amended to add the following at the end thereof:

         On December 27, 2002, the stockholder-plaintiffs filed a complaint, along with a motion for a temporary restraining order, in the Chancery Court seeking to (i) enjoin Omnicare and the Offeror from distributing $13,500,000 of the amount otherwise payable to stockholders of the Company in the Offer and
(ii) require Omnicare and the Offeror to deposit this $13,500,000 in escrow until the Chancery Court determines the rights of the stockholder-plaintiffs and their counsel to an allowance of fees and expenses in the Consolidated Shareholders Litigation. On January 2, 2003, the Chancery Court issued a temporary restraining order requiring Omnicare and the Offeror to deposit this $13,500,000 in escrow pending further order of the Chancery Court within three business days following the closing of the Offer.

         The foregoing paragraph includes a summary of the complaint, the motion and the temporary restraining order, and is qualified in its entirety by the full text of the complaint, the motion and the temporary restraining order, copies of which are attached as Exhibit 99.37, 99.38 and 9.39 hereto, respectively, and are incorporated herein by reference.

ITEM 9. EXHIBITS

EXHIBIT NO.
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Exhibit 99.37     Complaint filed by the stockholder-plaintiffs in the Court of
                  Chancery of the State of Delaware on December 27, 2002. (Incorporated herein by reference to Exhibit (a)(1)(OOO) to Amendment No. 38 to Omnicare's Tender Offer Statement on Schedule TO/A, filed on December 30, 2002.)


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Exhibit 99.38     Motion for Temporary Restraining Order filed by the
                  stockholder-plaintiffs in the Court of Chancery of the State of Delaware on December 27, 2002. (Incorporated herein by reference to Exhibit (a)(1)(PPP) to Amendment No. 38 to Omnicare's Tender Offer Statement on Schedule TO/A, filed on December 30, 2002.)

Exhibit 99.39 Temporary Restraining Order issued by the Court of Chancery of the State of Delaware on January 2, 2002.*

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* Filed herewith.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       NCS HEALTHCARE, INC.

                                       By: /s/ Kevin B. Shaw
                                          --------------------------------------
                                           Kevin B. Shaw
                                           President and Chief Executive Officer

Dated:  January 3, 2003